UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 5

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 341,737,732(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 341,737,732(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 341,737,732(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,337 Class A Shares outstanding as of January 30, 2018 immediately after the completion of the January 2018 Offering (as defined below), as reported by the Issuer in its Prospectus Supplement dated January 25, 2018 (File No. 333-222659) filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2018 (the “Prospectus Supplement”).
(3)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of January 30, 2018, as reported by the Issuer in the Prospectus Supplement. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of January 30, 2018. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 33.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of January 30, 2018. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 5

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 341,737,732(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 341,737,732(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 341,737,732(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,337 Class A Shares outstanding as of January 30, 2018 immediately after the completion of the January 2018 Offering, as reported by the Issuer in the Prospectus Supplement.
(3)	67,590,336 Class B Shares were issued and outstanding as of January 30, 2018, as reported by the Issuer in the Prospectus Supplement. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of January 30, 2018. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 33.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of January 30, 2018. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 5

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 341,737,732(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 341,737,732(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 341,737,732(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,337 Class A Shares outstanding as of January 30, 2018 immediately after the completion of the January 2018 Offering, as reported by the Issuer in the Prospectus Supplement.
(3)	67,590,336 Class B Shares were issued and outstanding as of January 30, 2018, as reported by the Issuer in the Prospectus Supplement. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of January 30, 2018. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 33.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of January 30, 2018. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 5

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017 and November 16, 2017 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STTC was the source of funds used to purchase the Class A Shares (in the form of ADSs) acquired by STT GDC in the January 2018 Offering (as defined herein) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

On January 30, 2018, the Issuer completed the public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by the Issuer and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of $26.00 per ADS (the “January 2018 Offering”). STT GDC purchased an aggregate of 3,009,857 ADSs in the January 2018 Offering at the public offering price. In connection with the January 2018 Offering, at the Issuer’s request, STT GDC entered into a lock-up agreement (the “Lock-up Agreement”) in favor of RBC Capital Markets, LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the underwriters of the January 2018 Offering (the “Representatives”), pursuant to which STT GDC agreed, subject to certain exceptions, not to, without the prior written consent of the Representatives, offer, pledge, issue, sell, contract to sell, sell any option or contract to option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for Class A Shares, in the form of ADSs or otherwise, for a period of 90 days after January 26, 2018 (being the date that the Prospectus Supplement became effective). The description of the lock-up agreement herein does not purport to be complete and are subject to, and qualified in their entirety by, the full text of such document attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 341,737,732 Class A Shares, or approximately 36.4% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of January 30, 2018.

CUSIP No. 36165L108	Page 5 of 5

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 341,737,732 Class A Shares, or approximately 36.4% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of January 30, 2018.

STT GDC directly owns 341,737,732 Class A Shares (directly or in the form of ADSs), or approximately 36.4% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of January 30, 2018.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 341,737,732 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of January 30, 2018 (as set forth in the preceding paragraphs) by (ii) 939,479,337 Class A Shares outstanding as of January 30, 2018 immediately after the completion of the January 2018 Offering, as reported by the Issuer in the Prospectus Supplement.

67,590,336 Class B Shares were issued and outstanding as of January 30, 2018. The Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein as of January 30, 2018 and approximately 33.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein as of January 30, 2018 .

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of January 30, 2018, based on 939,479,337 Class A Shares outstanding as of January 30, 2018 immediately after the completion of the January 2018 Offering.

Item 5(c) of the Statement is amended and supplemented by inserting the following:

Except as described in this Statement, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Lock-up Agreement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).
99.2	Form of Lock-up Agreement entered into by STT GDC (incorporated by reference to Exhibit B to the execution copy of the underwriting agreement dated January 25, 2018 between the Issuer and the Representatives included as Exhibit 1.1 of the Issuer’s report on Form 6-K (File No. 001-37925) submitted to the Commission on January 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 1, 2018

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director